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                                                                    Exhibit 99.1

                           UNIFAB INTERNATIONAL, INC.
                                 CURRENT EVENTS

New Iberia, LA - (Market Wire) - April 5, 2004 -- UNIFAB International, Inc. (NASDAQSC: UFAB) reports, as required by Nasdaq Marketplace Rule 4350(b), that the Company's independent auditor issued its audit report on the Company's financial statements for the year ended December 31, 2003. The report includes a "going concern qualification," which is an explanatory paragraph relating to the Company's ability to continue as a going concern, and states that the Company's recurring losses from operations, negative working capital position, and difficulties in meeting its financial obligations and funding its operations raise substantial doubt about the Company's ability to continue as a going concern. The qualification is due, in part, to the Company's dependence upon Midland Fabricators and Process Systems, LLC ("Midland"), its majority shareholder, for its working capital requirements. Under an informal arrangement with the Company, Midland has agreed to provide financial support and funding for working capital or other needs at Midland's discretion, from time to time. During the year ended December 31, 2003, Midland advanced $5.9 million to the Company for working capital, which is classified as a current liability at December 31, 2003. If Midland does not make available such additional funding to the Company when needed in the future, the Company could be unable to satisfy its working capital requirements and meet its obligations in the ordinary course of business.

The Company further reported revenue for the year ended December 31, 2003 of $55.8 million compared to $33.3 million for the year ended December 31, 2002, an increase of 68%. Revenue increased for the Company's platform fabrication segment and drilling rig fabrication segment in the current year, compared to last year. This overall increase was partially offset by decreased revenue in the process systems segment. Cost of revenue was $60.6 million and exceeded revenue by $4.8 million for the year ended December 31, 2003. Cost of revenue was $39.3 million and exceeded revenue by $6.0 million for the year ended December 31, 2002. Cost of revenue in the year ended December 31, 2003 includes cost in excess of revenue of $2.2 million on a contract to fabricate buoyancy cans and $1.4 million related to a contract to fabricate drilling rig components. Additionally, underutilization at the Company's process systems manufacturing facility and costs related to start up operations at the Company's drilling rig fabrication facility increased costs per manhour, which could not be recovered at the current pricing levels. Net loss for the year ended December 31, 2003 was $11.8 million ($1.44 per share) compared to $20.5 million ($5.59 per share) in the year ended December 31, 2003. Backlog was approximately $7.6 million and $22.5 million at December 31, 2003 and 2002, respectively.

UNIFAB International, Inc. is a custom fabricator of topside facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, and provides design, repair, refurbishment and conversion services for oil and gas drilling rigs.

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